                                                                  EXHIBIT (a)(1)

                          Offer To Purchase For Cash
     Up to a Total of 1,200,000 of the Outstanding Shares of Common Stock
                                      of
                                  Cucos Inc.
                                      at
                               $1 Net Per Share
                                      by
                   Jacksonville Restaurant Acquisition Corp.

  The Offer, proration period and withdrawal rights will expire at 5:00 p.m., Eastern Time, on Friday, August 11, 2000, unless the Offer is extended.

A summary of the principal terms of the Offer appears on pages 1 - 4. You should read this entire document carefully before deciding whether to tender your Shares.

     . The Offer is conditioned upon there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date of the Offer at least 1,200,000 shares of common stock, no par value per share (the "Shares"), of Cucos Inc. (the "Company") and the satisfaction of other specified conditions. See
          Section 16--"Conditions of the Offer."

     . The board of directors of the Company has determined that the Offer is fair to the Company's shareholders from a financial point of view. The board of directors of the Company has determined unanimously that all shareholders should have the opportunity to take advantage of the Offer and has taken all necessary corporate action to make the Louisiana Control Share Acquisition Statute inapplicable to Shares acquired pursuant to this Offer.

     .    If you wish to tender Shares in the Offer, you must:

          . complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered, or

          . request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee, you must contact that person if you wish to tender those Shares.

     . If you wish to tender Shares and cannot deliver certificates representing your Shares and all other required documents to the Depositary on or before the expiration of the

          Offer, you may tender your Shares pursuant to the guaranteed delivery procedure set forth in Section 3--"Procedures for Accepting the Offer and Tendering Shares."

     . Questions and requests for assistance may be directed to James W. Osborn at the address and telephone number set forth on the back of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from Mary Ann Brockhaus at the address and telephone number set forth on the back of this Offer to Purchase. You may also contact your broker, dealer, commercial bank trust company or other nominee.

                               TABLE OF CONTENTS

                                                                                    Page
                                                                                    ----
SUMMARY TERM SHEET.................................................................   1

INTRODUCTION.......................................................................   5

THE TENDER OFFER...................................................................   7
     1.   Terms of the Offer.......................................................   7
     2.   Acceptance for Payment and Payment for Shares; Proration.................   8
     3.   Procedures for Accepting the Offer and Tendering Shares..................   9
     4.   Withdrawal Rights........................................................  12
     5.   Certain U.S. Federal Income Tax Considerations...........................  12
     6.   Bid Quotation Range for Shares; Dividends................................  13
     7.   Possible Effects of the Offer............................................  24
     8.   Information Concerning the Company.......................................  14
     9.   Selected Financial Information...........................................  14
     10.  Information About Purchaser..............................................  16
     11.  Source and Amount of Funds...............................................  17
     12.  Background of the Offer; Past Contacts or Negotiations with the Company..  17
     13.  Purpose of the Offer; Plans for the Company..............................  25
     14.  Extension of Tender Period; Termination; Amendment.......................  28
     15.  Conditions of the Offer..................................................  29
     16.  Legal Matters; Regulatory Approvals......................................  30
     17.  Fees and Expenses........................................................  32
     18.  Miscellaneous............................................................  33

SCHEDULE I
     Directors and Executive Officers of Purchaser.................................  34

                              SUMMARY TERM SHEET

     The following are some of the questions you, as a shareholder of Cucos Inc., may have and answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the letter of transmittal because you should not make a decision whether to tender your shares based on summary information.

 .    Who is offering to buy my securities?

     We are Jacksonville Restaurant Acquisition Corp., or JRAC, and we are a start up company that plans to acquire and operate restaurants in the casual dining segment. See the "Introduction" to this Offer to Purchase. James W. Osborn, who is the president of Cucos, is our president.

 .    What are the classes and amounts of securities sought in the offer?

     We are seeking to purchase up to a total of 1,200,000 of the outstanding shares of common stock of Cucos. See the "Introduction" to this Offer to Purchase.

 .    How much are you offering to pay, what is the form of payment and will I have to pay any fees or commissions?

     We are offering to pay $1 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

 .    Do you have the financial resources to make payment?

     St. James Asset Investment, Inc. has provided us with approximately $1.2 million, which we will use to purchase up to 1,200,000 shares that are validly tendered and not withdrawn in the offer. See Section 11 -- "Source and Amount of Funds" of this Offer to Purchase.

 .    Is your financial condition relevant to my decision to tender in the offer?

     The form of payment consists solely of cash. We have cash on hand sufficient to purchase up to 1,200,000 shares at the price offered. See Section 11 -- "Source and Amount of Funds" of this Offer to Purchase.

 .    How long do I have to decide whether to tender in the offer?

     You will have at least until 5:00 p.m., Eastern Time, on August 11, 2000, assuming commencement on July 14, to decide whether to tender your shares in the offer. Further, if you cannot deliver everything that is required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Section 1-- "Terms of the Offer" of this Offer to Purchase.

 .    Can the offer be extended and how will I be notified?

     We can extend the offer in our sole discretion. If we extend the offer, we will inform Hibernia National Bank (which is the depositary for the offer) and will make a public announcement of the extension, not later than 9:00 a.m., Eastern Time, on the next business day after the day on which the offer was scheduled to expire. See Section 1--"Terms of the Offer" of this Offer to Purchase.

 .    Will I have another chance to tender after the offer expires?

     We do not intend to provide a subsequent offering period during which Cucos shareholders who do not tender in the offer will have another opportunity to tender at the same price. See Section 1-- "Terms of the Offer."

 .    What are the most significant conditions to the offer?

     We are not obligated to purchase any shares that are validly tendered unless at least 1,200,000 shares are validly tendered and not withdrawn before the expiration date of the offer. If fewer than 1,200,000 shares are validly tendered and not withdrawn, we may decide to waive this condition and purchase all shares tendered. The Offer is subject to other conditions. See Section 15 -- "Conditions of the Offer" of this Offer to Purchase. The Offer is not conditioned on our obtaining financing.

 .    How do I tender my shares?

     To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, to Hibernia National Bank , the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, your nominee can tender them. If you cannot get any document or instrument that is required to be delivered to the depositary by the expiration of the tender offer, you may get a little extra time to do so by having a broker, bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three NASDAQ National Market trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3--"Procedure for Accepting the Offer and Tendering Shares" of this Offer to Purchase.

 .    Until what time can I withdraw previously tendered shares?

     You can withdraw shares at any time until the offer has expired, and, if we have not by September 10, 2000 agreed to accept your shares for payment, you can withdraw them at any time after that time until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period described in Section 1, if one is included. See Section 4 --"Withdrawal Rights" of this Offer to Purchase.

 .    How do I withdraw previously tendered shares?

     To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4--"Withdrawal Rights" of this Offer to Purchase.

 .    What does the Cucos board of directors think of the offer?

     Cucos has approved our tender offer, and its board of directors has determined unanimously that the offer is fair to the shareholders of Cucos from a financial point of view and that all shareholders should have the opportunity to take advantage of the offer and has taken all necessary corporate action to make the Louisiana Control Share Acquisition Statute inapplicable to shares acquired pursuant to this offer. Some directors intend to tender their shares in the offer, and others do not intend to tender their shares. All directors recommend that you seriously consider the offer. The board based its determination in part on an opinion that it received from its financial advisor, Chaffe & Associates. This opinion states that the purchase price is a fair and adequate price for a share of Cucos common stock from a financial point of view. See the "Introduction" to this Offer to Purchase.

 .    Have any shareholders agreed to tender their shares?

     No shareholders have agreed in writing to tender their shares in the offer.

 .    If 1,200,000 shares are tendered and accepted for payment, will Cucos continue as a public company?

     Yes. If we purchase 1,200,000 shares from shareholders who have tendered their shares in the offer, we believe that there will still be enough shareholders and publicly held shares for Cucos common stock to be eligible to be listed on the OTC Bulletin Board. We expect that Cucos will continue to make filings with the SEC and comply with the SEC rules relating to publicly held companies after the offer is completed. See Section 7 -- "Possible Effects of the Offer" of this Offer to Purchase.

 .    If I decide not to tender, how will the offer affect my shares?

     If we purchase shares in the offer, there may be fewer shareholders. We cannot predict whether this will occur, and, if it does, whether it will have an adverse or beneficial effect on the market price for or the marketability of your shares or whether future market prices will be greater or less than the offer price. See the "Introduction" and
Section 7 -- "Possible Effects of the Offer" of this Offer to Purchase.

 .    What is the market value of my shares as of a recent date?

     On June 30, 2000, the last day on which any Cucos shares were traded before we announced the tender offer, the closing bid and ask prices for Cucos common stock were 11/16 bid and 1 1/16 ask. Between April 10, 2000 and June 30, 2000, the average of the high and low prices for a share of common stock ranged between 5/8 and 1 1/4. You should obtain a recent quotation for shares of Cucos common stock in deciding whether to tender your shares. See Section 6 -- "Bid Quotation Range for Shares; Dividends" of this Offer to Purchase.

 .    Who can I talk to if I have questions about the offer?

     You can call James W. Osborn at (504) 835-0306 if you have questions about the offer. See the back of this Offer to Purchase.

To the Holders of Shares of Common Stock of Cucos Inc.:

                                 INTRODUCTION

     Jacksonville Restaurant Acquisition Corp. ("Purchaser" or "we"), a Delaware corporation, hereby offers to purchase up to a total of 1,200,000 of the outstanding shares (the "Shares") of common stock, no par value per share (the "Common Stock"), of Cucos Inc. (the "Company" or "Cucos") at a price of $1 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     If you are the record owner of your Shares and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. If you hold your Shares through a broker or bank, you should consult that institution as to whether it charges any service fees.

     The board of directors of the Company has determined that the Offer is fair to the Company's shareholders from a financial point of view. The board of directors of the Company has determined unanimously that all shareholders should have the opportunity to take advantage of the Offer. The board of directors may withdraw its recommendation of the Offer in specified circumstances. See Section 12-- "Background of the Offer; Past Contacts or Negotiations with the Company."

     Chaffe & Associates, Inc., financial advisor to the Company, has delivered to the board of directors of the Company a written opinion dated July 11, 2000, to the effect that, as of that date and based on and subject to the matters stated in that opinion, from a financial point of view, the $1 per Share cash consideration to be received in the Offer by the holders of Shares was a fair and adequate price for a Share. The full text of Chaffe's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934 (the "Exchange Act"). A copy of the board's approval of the Offer and a copy of Chaffe's opinion is being mailed to you with this document. You are urged to read the full text of the opinion carefully in its entirety.

     To the extent that more than 1,200,000 Shares are tendered in the Offer, we will purchase up to 1,200,000 Shares on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each tendering shareholder and not withdrawn on or before the Expiration Date (as defined in Section 1-- "Terms of the Offer"). See
Section 2 - "Acceptance for Payment and Payment for Shares; Proration."

     We are not required to purchase any Shares unless at least 1,200,000 Shares are validly tendered in accordance with the terms of the Offer and not withdrawn before the expiration of the Offer (the "Minimum Condition"). We reserve the right (subject to applicable SEC rules and regulations) to waive or reduce the Minimum Condition and to elect to purchase all Shares tendered if the Minimum Condition is not met. The Offer is also subject to the satisfaction of certain other conditions. See Section 15--"Conditions of the Offer."

     Based on information from the Company's most recent available filing with the SEC, 2,663,605 shares of the Company's Common Stock were outstanding on May 5, 2000. Neither we nor, to our knowledge, any person listed in Schedule I beneficially owns any Company Common Stock, except that:

          . we beneficially own 400,000 shares of the Company's Series A Preferred Stock, no par value per share (the "Preferred Stock"), which is presently convertible at our option into 400,000 shares of the Company's Common Stock,

          . James W. Osborn, who is an officer, director and shareholder of both the Purchaser and the Company, beneficially owns 100 shares of Company Common Stock and options to purchase 50,000 shares of Company Common Stock, none of which options are currently exercisable, and

          . Calvin Cox, who is an officer, director and shareholder of the Purchaser and a director of the Company, beneficially owns options to purchase 25,000 shares of Company Common Stock, none of which options are currently exercisable.

     If we purchase 1,200,000 Shares in the Offer, we would hold (together with the Preferred Stock, which votes with the Common Stock, that we already own) approximately 52% of the voting power of the Company. After the Offer is completed, we intend to appoint two new members to the Company's board of directors, in addition to Messrs. Osborn and Cox, and to vote our shares to re-elect Elias Daher, Lee Randall and Tom McCormick to the Company's board of
directors.   See Section 12 -- "Background of the Offer; Past Contacts or
Negotiations with the Company."

     The Offer is conditioned on the fulfilment of the conditions described in
Section 16 below. The Offer will expire at 5:00 p.m., Eastern Time, on Friday, August 11, 2000, unless we extend it.

     This Offer to Purchase and the related Letter of Transmittal contain important information that you should read carefully before you make any decision with respect to the Offer.

                               THE TENDER OFFER

1.   Terms of the Offer

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered on or before the Expiration Date and not properly withdrawn as permitted under
Section 4--"Withdrawal Rights." To the extent that more than 1,200,000 Shares are validly tendered and not withdrawn in the Offer, we will purchase up to 1,200,000 Shares in the Offer on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each tendering shareholder on or before the Expiration Date and not withdrawn.

     The term "Expiration Date" means 5:00 p.m., Eastern Time, on August 11, 2000, unless we, in our sole discretion, extend the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended, expires.

     We expressly reserve the right, in our sole discretion (subject to applicable SEC rules and regulations), at any time and from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of the extension to Hibernia National Bank, which is the Depositary for the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares. See
Section 4-- "Withdrawal Rights."

     We expressly reserve the right, in our sole discretion (subject to applicable SEC rules and regulations), to terminate the Offer (whether or not any Shares have been purchased) if any condition referred to in Section 16 has not been satisfied, to decrease the Offer Price or the number of Shares sought pursuant to the Offer, or otherwise to amend or add any term or condition of or to the Offer, or waive any other condition to the Offer.

     We will publicly announce any extension, delay, termination, addition, waiver or amendment as promptly as practicable, and, in the case of an extension, no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of the changes) and without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Business Wire.

     If we extend the Offer or if we are delayed in our acceptance for payment of or payment (whether before or after acceptance for payment of Shares) for Shares or we are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and you may not withdraw these Shares except to the extent that you are entitled to withdrawal rights as described herein under
Section 4--"Withdrawal Rights." We acknowledge that our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer.

     If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. This means that, if on or before the Expiration Date we decrease the number of Shares being sought, or increase or decrease the Offer Price, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of ten business days. For purposes of the Offer, a "business day" means any day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, eastern time.

     The Exchange Act permits us to include a subsequent offering period following the expiration of the Offer on the Expiration Date if, among other things:

     .    the Offer expires after remaining open for 20 business days,
     .    the subsequent offer is for all outstanding Shares,
     .    we accept and promptly pay for all Shares tendered during the Offer,
     . we announce the results of the Offer, including the approximate number and percentage of Shares deposited, no later than 9:00 a.m., Eastern Time, on the next business day after the Expiration Date, and immediately begin the subsequent offering period,
     . we immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period, and
     . we pay the Offer Price for all Shares tendered in the subsequent offering period.

     The SEC has expressed the view that the inclusion of a subsequent offering period would constitute a material change to the terms of the Offer requiring us to disseminate new information to you in a manner reasonably calculated to inform you of the change sufficiently in advance of the Expiration Date (generally five business days).

     A subsequent offering period, if one is included, is not an extension of the Offer. It is an additional period of time, following the expiration of the Offer, in which shareholders may tender

Shares not tendered in the Offer. The right to withdraw Shares will not apply to a subsequent offering period, if one is included. We do not intend to include a subsequent offering period in the Offer.

     The Company has provided us with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and we will furnish the same, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

 2.  Acceptance for Payment and Payment for Shares; Proration.

     Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered on or before the Expiration Date and not properly withdrawn, promptly after the Expiration Date. Subject to and in compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable laws. See
Section 16--"Legal Matters; Regulatory Approvals."

     For purposes of the Offer, we will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of the Shares under the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment under the Offer will be made by deposit of the Offer Price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from us and transmitting payment to validly tendering shareholders whose Shares have been accepted for payment.

     Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment.

     In all cases, we will pay for Shares accepted for payment under the Offer only after timely receipt by the Depositary of all the following:

     . the certificates evidencing such Shares (the "Share Certificates") under the procedures set forth in Section 3--"Procedures for Accepting the Offer and Tendering Shares,"

     . the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and

     .    any other documents required under the Letter of Transmittal.

     If any tendered Shares are not accepted for payment for any reason, including proration, under the terms and conditions of the Offer, or if you submit Share Certificates evidencing more Shares than you tender, we will return Share Certificates evidencing unpurchased Shares, without expense to you as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates, the right to purchase all or any portion of the Shares tendered under the Offer. This transaction or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     If more than 1,200,000 Shares are validly tendered on or before the Expiration Date and are not properly withdrawn, we will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for only up to 1,200,000 Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered by each tendering shareholder on or before the Expiration Date and not properly withdrawn. Because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, if proration is required, we would not expect to be able to announce the final results of proration or pay for Shares until at least five business days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date.

 3.  Procedures for Accepting the Offer and Tendering Shares.

     Valid Tenders.  For you validly to tender Shares under the Offer, either:

     . the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal, and the Share Certificates evidencing tendered Shares, must be received by the Depositary at one of its addresses set forth on the back of this Offer to Purchase on or before the Expiration Date, or

     . you must comply with the guaranteed delivery procedures described below.

     The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at your option and risk, and delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if Shares are tendered:

     . by a registered holder of Shares who has not completed either the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal, or

     . for the account of a firm which is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution" and collectively "Eligible Institutions").

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If you want to tender Shares under the Offer but the Share Certificates evidencing your Shares are not immediately available or you cannot deliver the Share Certificates and all other required documents to the Depositary on or before the Expiration Date, you may nevertheless tender your Shares if you comply with all of the following conditions:
                          ---

     .    your tender is made by or through an Eligible Institution;

     . a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

     . the Share Certificates evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ National Market trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery.

     In all cases, Shares shall be deemed validly tendered only if a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) is received by the Depositary.

     Notwithstanding any other provision of the Offer, we will pay for Shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of the Share Certificates evidencing the Shares and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

     Determination of Validity. We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither we nor the Depositary nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Other Requirements. By executing the Letter of Transmittal as set forth above, you irrevocably appoint our designees as your proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares tendered by you and accepted for payment (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, we accept your Shares for payment. Upon such acceptance for payment, all prior proxies given by you with respect to your Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by you (and, if given or executed, will not be deemed to be effective) with respect thereto. Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all of your voting and other rights as the designees in their sole discretion may deem proper at any annual or special meeting of the Company's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that we must be able to exercise full voting rights with respect to Shares tendered immediately upon our payment for them in order for Shares to be deemed validly tendered.

     Your tender of Shares under any one of the procedures described above will constitute your acceptance of the Offer as well as your representation and warranty that:

     . you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act,

     .    the tender of your Shares complies with Rule 14e-4, and

     . you have the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal.

     Our acceptance for payment of Shares tendered under the Offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Offer.

     To avoid required backup withholding of U.S. federal income tax with respect to payment of the Offer Price for Shares purchased under the Offer, you must provide the Depositary with your correct taxpayer identification number or social security number and certify that you are not subject to backup federal income tax withholding by completing the substitute Form W-9 in the Letter of Transmittal. If backup federal income tax withholding applies to you, the Depositary is required to withhold 31% of any payments made to you. See Instruction 8 of the Letter of Transmittal.

 4.  Withdrawal Rights.

     Tenders of Shares made under the Offer are irrevocable, except that you may withdraw Shares previously tendered at any time on or before the Expiration Date; and, unless we have already accepted your Shares for payment pursuant to the Offer, you may also withdraw them at any time after September 10, 2000. If we extend the Offer, delay our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and you may not withdraw these Shares except to the extent that you are entitled to withdrawal rights as described in this
Section 4.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the physical release of the Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution.

     We will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our determination will be final and binding. Neither we nor the Depositary nor any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, you may re-tender withdrawn Shares at any time on or before the Expiration Date by following one of the procedures described in Section 3-- "Procedures for Accepting the Offer and Tendering Shares."

     No withdrawal rights will apply to Shares tendered into a subsequent offering period, if one is included, and no withdrawal rights apply during a subsequent offering period to Shares tendered in the Offer and accepted for payment. We do not intend to provide a subsequent offering period during which you may tender Shares not tendered in the Offer.

 5.  Certain U.S. Federal Income Tax Considerations.

     Your receipt of cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. As a result, you will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash that you receive under the Offer and your aggregate adjusted tax basis in the Shares tendered and purchased under the Offer. Gain or loss will be calculated separately for each block of Shares tendered and purchased under the Offer. If you hold tendered Shares as capital assets (within the meaning of Section 1221 of the Internal Revenue
Code), any gain or loss recognized by you will be capital gain or loss, and will be long-term capital gain or loss if you held the underlying Shares for more than 12 months as of the date of disposition.

     You may be subject to backup withholding unless you provide your taxpayer identification number and certify that it is correct or that you are awaiting a taxpayer identification number, unless an exemption applies. If you do not furnish your taxpayer identification number, you may be subject to a penalty imposed by the IRS. See Section 3-- "Procedures for Accepting the Offer and Tendering Shares."

     If backup withholding applies to you, the Depositary is required to withhold 31% from payments to you. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against your federal income tax liability, provided that you give the required information to the IRS. If backup withholding results in an overpayment of tax, you can obtain a refund by filing an appropriate income tax return.

     The foregoing discussion may not apply to Shares received under the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment, such as non-U.S. persons, life insurance companies, dealers in securities, tax-exempt organizations and financial institutions, and may not apply in light of a shareholder's individual circumstances.

     The summary of tax consequences set forth above is for general information only and is based on the law as currently in effect. We urge you to consult your own tax advisor to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the Offer.

6.   Bid Quotation Range for Shares; Dividends.

     According to the Company's annual report on Form 10-K for the fiscal year ended June 27, 1999 (the "Annual Report"), the Company's Common Stock was formerly traded on The NASDAQ Small-Cap Market under the symbol "CUCO", but was delisted on February 2, 1999. The Company's Common Stock is currently listed on the OTC Bulletin Board under the symbol CUCOS.OB. The following table sets forth the range of the high and low bid and ask prices for each of the quarters indicated in fiscal 1999 and 1998.


     Fiscal 1998                         High Bid-Ask        Low Bid-Ask
     -----------                         ------------      -------------
     1st Quarter ended 10/19/97          1 1/2 - 1 7/8      1 1/8 - 1 1/4
     2nd Quarter ended 1/11/98           1 1/4 - 1 1/2      1 1/8 - 1 3/8
     3rd Quarter ended 4/5/98            1 1/4              23/32 - 1 1/8
     4th Quarter ended 6/28/98                   1            3/4 - 1

     Fiscal 1999                         High Ask           Low Bid
     -----------                         --------           -------
     1st Quarter ended 10/18/98          1 3/16               3/4
     2nd Quarter ended 1/10/99             7/8                5/16
     3rd Quarter ended 4/4/99            1 1/16               3/8
     4th Quarter ended 6/27/99             7/16               1/4

     To date, the Company has paid no dividends on its Common Stock.

     Based on information in the Company's most recently available filing with the SEC, there were 2,663,605 shares of Common Stock outstanding on May 5, 2000.

     On June 30, 2000, the last day on which any Cucos' shares were traded before the commencement of the Offer, the closing bid and ask prices for a share of Common Stock were 11/16 bid and 1 1/16 ask. We urge you to obtain a current market quotation for the Shares in deciding whether to tender your Shares in the Offer.

 7.  Possible Effects of the Offer.

     Market for the Shares. The purchase of Shares under the Offer may reduce the number of holders of Shares. We cannot predict whether this will occur or, if it does, whether it would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     Exchange Act Registration. The Company's Common Stock is currently registered under the Exchange Act. We do not anticipate that this registration will be subject to termination as a result of completion of the Offer. Registration of the Common Stock may generally be terminated upon application by the Company to the SEC if the Common Stock is not listed on a "national securities exchange" and there are fewer than 300 record holders. As of May 20, 2000, there were 438 holders of record of the Company's Common Stock. Termination of registration under the Exchange Act would have the following effects:

     . the information that the Company would be required to furnish to its shareholders and the SEC would be substantially reduced,

     . specified provisions of the Exchange Act, like the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, would no longer apply to the Company,

     . the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer apply to the Company, and

     . the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of those securities pursuant to Rule 144 promulgated under the Securities Act, may be impaired or, in some cases, eliminated.

8.   Information About the Company.

     General. The Company is a Louisiana corporation with its principal offices located at 110 Veterans Boulevard, Suite 222, Metairie, Louisiana 70005. The telephone number of the Company is (504) 835-0306.

     The following description of the Company and its business has been taken from its Annual Report and is qualified in its entirety by reference to the Annual Report. The Company operates and franchises full-service restaurants serving moderately priced Sonoran and Tex-Mex Mexican appetizers and entrees and alcoholic beverages. The Company's Mexican restaurants are full service restaurants emphasizing fresh ingredients and the Company's own proprietary recipes.

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information regarding the public reference facilities by telephoning the SEC at 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's internet site
(http://www.sec.gov).   Copies of these materials may also be obtained by mail
---------------------
from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

9.   Selected Financial Information.

     The following selected consolidated financial data relating to the Company has been taken or derived from the audited financial statements contained in the Company's Annual Report. More comprehensive financial information is included in the Company's annual reports on Form 10-K and quarterly reports on Form 10-Q and the other documents filed by the Company with the SEC. The financial data set forth below is qualified in its entirety by reference to those reports and other documents and all of the financial statements and notes contained therein. These reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth above.

                                  CUCOS INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (in thousands, except ratio and per share data)

                                           Year Ended June 27,
                                       ----------------------------
                                       1999       1998       1997
                                       ----------------------------
Income Statement Data:

Sales................................ $20,120    $21,162    $21,464
Gross profit......................... $ 1,330    $ 2,115    $ 2,774
Net income (loss).................... $(3,322)   $(1,064)   $  (446)
Basic earnings (loss) per share...... $ (1.25)   $  (.46)   $  (.21)
Diluted earnings (loss) per share.... $ (1.25)   $  (.46)   $  (.21)



                                               June 27,
                                       ---------------------------
                                       1999       1998       1997
                                       ---------------------------

Balance Sheet Data:

Current assets....................... $1,308     $1,676     $1,802
Total assets.........................  4,487      7,673      8,249
Current liabilities..................  3,282      2,686      3,375
Long-term debt, net..................  3,170      3,452      2,230
Book value per share.................   (.77)      (.48)      (.92)


     Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although we do not have any knowledge that would indicate that any statements contained herein based upon these reports and documents are untrue, we take no responsibility for the accuracy or completeness of the information contained in these reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.


10.  Information About Purchaser.

     General. We are Jacksonville Restaurant Acquisition Corp. We are a start up company. We plan to acquire and operate restaurants in the casual dining segment. Our principal offices are located at 2211 Brighton Trail, Jacksonville, Florida 32246. Our telephone number is (904) 221-2242. We are incorporated in the State of Delaware.

     The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of our directors and executive officers and other information are set forth in Schedule I.

     Except as described in this Offer to Purchase or Schedule I, (1) neither we nor, to our knowledge, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of ours or of any persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any shares of Company Common Stock or any other equity securities of the Company, except that (i) we beneficially own 400,000 shares of the Company's Preferred Stock, which are presently convertible at our option into 400,000 shares of Company Common Stock,
(ii) James W. Osborn, who is an officer, director and shareholder of us and of the Company, beneficially owns 100 shares of Company Common Stock and options to purchase 50,000 shares of Company Common Stock, none of which options are currently exercisable, and (iii) Calvin Cox, one of our officers, directors and shareholders and a director of the Company, beneficially owns options to purchase 25,000 shares of Company Common Stock, none of which options are exercisable; and (2) neither we nor, to our knowledge, any of the persons or entities referred to in clause (1) or any of their directors, executive officers or subsidiaries has effected any transaction in the Company's Common Stock or any other equity securities of the Company during the past 60 days.

     Except as provided in Section 13 of, or elsewhere in, this Offer to Purchase, neither we nor, to our knowledge, any of the persons listed in
Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     Except as otherwise described in this Offer to Purchase, since June 27, 1997, (1) neither we nor, to our knowledge, any of the persons listed on
Schedule I, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer; and
(2) there have been no contracts, negotiations or transactions between us or, to our knowledge, any of the persons listed in Schedule I, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     Neither we nor, to our knowledge, any of the persons listed in Schedule I has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction of settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities, laws, or a finding of any violation of federal or state securities laws.

     James W. Osborn is our President and one of our directors and shareholders. He is also the President and a director and shareholder of the Company. In consideration for his services as president of the Company, Mr. Osborn receives annual compensation from the Company in excess of $60,000.

11.  Source and Amount of Funds.

     We estimate that the total amount of funds required to purchase 1,200,000 Shares under the Offer is approximately $1.2 million. We have already obtained these funds from St. James Asset Investment, Inc. under a promissory note from us to St. James dated May 1, 2000 (the "Note") by which we agreed to pay St. James $40 million or the aggregate unpaid principal amount of all advances by St. James to us under a Line of Credit effective as of May 1, 2000 between us and St. James. The term of the Note is 15 years. No principal or interest is due until May 1, 2002, but interest on each advance accrues from the date of the advance. The principal bears interest at the rate that is one percentage point below the prime rate charged by Wells Fargo Bank to its preferred customers. This rate will be adjusted annually on May 1, beginning in 2002, for payments due the following June 1. Beginning May 1, 2002, principal and interest are due in 156 consecutive monthly installments. The Note is secured by:

     . a security interest in all of our assets, as specified in the Line of Credit, and
     .    a pledge by each of our shareholders of their shares of stock in us.

Copies of the Note, the Line of Credit and the form of Pledge Agreement are included as exhibits to the Schedule TO.

12.  Background of the Offer; Past Contacts or Negotiations with the Company.

     . In March 1998, Elie Khoury, the then President of the Company, discussed with Mr. Osborn a plan to turn around the Company. Mr. Osborn, the former Vice President of Operations of the Company, was then an independent consultant and an executive recruiter with Dick Wray & Consultants, Inc. The two had kept in contact since Mr. Khoury had succeeded Mr. Osborn as a director and then Vice President of Operations of the Company in 1989. Mr. Khoury's plan was aimed principally at reducing excessive overhead and making operations more efficient.

     . In April 1998, Mr. Khoury presented his turnaround plan to Vincent Liuzza, Jr., the Chairman and Chief Executive Officer of the Company. In June 1998, Mr. Khoury was fired. His turnaround plan was not implemented. Mr. Khoury remained in contact with Mr. Osborn. They discussed on numerous occasions what they perceived to be the operational and management problems of the Company and what might be done to solve them. Mr. Khoury continued to be a shareholder of the Company, and currently holds 200,695 Shares.

     . In November 1998, we were founded by James Osborn, Dennis Grinn and Nicholas Damadeo. Our purpose was to identify and acquire troubled restaurant operations that we believed could be turned around and made more profitable. Mr. Osborn identified the Company as such a candidate. In December 1998, Messrs. Osborn and Khoury and our principals met in New Orleans to discuss our options, including a possible tender offer for the Shares of the Company. We agreed, however, to take no action at that time because we were persuaded that the board of directors would oppose any attempted takeover of the Company (by tender offer or otherwise) and that, without board support, any takeover would be defeated by the Company's poison pill or by the Louisiana Control Share Acquisition Statute.

     . In the late summer of 1999, Mr. Khoury began discussions with some of the larger shareholders of the Company about the possibility of electing a new board of directors that would be more responsive to the need to reorganize the Company and that would be willing to replace Mr. Liuzza as Chief Executive Officer and the Chairman of the Company and to install Mr. Osborn as President and Chief Executive Officer. In October 1999, Mr. Khoury began circulation of a written consent of shareholders to elect a new board of directors. On November 5, 1999, he presented the board of directors of the Company with written consents signed by holders of 51.9% of the outstanding Company Common Stock electing a new board of directors. The new board promptly discharged Mr. Liuzza as Chief Executive Officer and Chairman of the Company, elected Mr. Osborn as the President and Chief Executive Officer and began implementation of a turnaround plan.

     . At the same time, we succeeded in locating a source of capital to fund our acquisition of a controlling interest in the Company and, in the interim, to provide funds necessary to sustain the ongoing operations of the Company. In December 1999, we entered into the Agreement with the Company for our purchase, at a price of $1 a share, of 300,000 shares of Preferred Stock of the Company convertible into a like number of shares of Common Stock of the Company. On January 26, 2000, we purchased 300,000 shares of Preferred Stock under the Agreement. A Modification Agreement was entered into on January 25, 2000, for our purchase of an additional 100,000 shares of Preferred Stock of the Company convertible into a like number of shares of Common Stock of the Company at $1 per share. The shares were paid for and issued on February 1, 2000.

     . On March 29, 2000, we proposed a letter agreement to the Company. Under the terms of that letter, the board of directors of the Company would agree to recommend this Offer to the shareholders, would amend the Company's by-laws to make the Louisiana Control Share Acquisition Statute inapplicable, and would redeem any outstanding poison pill. The board of directors of the Company, in turn, counter proposed that we make our tender offer for all shares of the Company. We did not agree to this counter proposal. Our representatives and representatives of the Company continued discussions until April 17, 2000, when we proposed and, on

          April 18, 2000, the Company accepted a revised letter agreement (the "Confirmation Letter").

     The Confirmation Letter provides:

          . The contemplated terms of the tender offer will be: (1) offering price of $1 a share; (2) the offering will be for 1,200,000 shares; and (3) in case of an oversubscription, subscriptions would be accepted on a pro rata basis.

          . We will vote our shares at the next two annual meetings to elect each of Elias Daher, Lee Randall and Tom McCormick (the "designated outside directors") as directors.

          . We will have the Company make a two-year employment contract with Elias Daher.

          . We will amend the by-laws (and would not repeal that amendment during the following 24 months) to require that approval of a majority of the designated outside directors is required to authorize any material transaction between the Company and us or any of our affiliates.

          . The board of directors of the Company will amend its by-laws to make the Louisiana Control Share Acquisition Statute inapplicable to the Company.

          . The board of directors will, within five days of the start of the tender offer, mail to the shareholders a statement disclosing their support for the tender offer and redeem any outstanding poison pill and take other actions necessary to permit consummation of the tender offer.

          . The board of directors of the Company may decline to recommend the offer, withdraw any recommendation it has made or recommend against the offer, in any of the following circumstances: (1) the board receives a more favorable offer for the Company (and we do not exercise our right of first refusal), in which event the Company will reimburse up to $75,000 of our expenses; (2) the timing or terms of our offer when made or the disclosures made in our filings with the SEC differ from those given the board in the revised letter agreement and accompanying attachments in a way that is materially adverse to the shareholders of the Company; or
               (3) the board does not receive a fairness (or adequacy) opinion from Chaffe & Associates that, the $1 per Share cash consideration to be received in the Offer by the holders of the Shares is a fair and adequate price for a Share, from a financial point of view.

          . On July 14, 2000, the Company issued a press release announcing the Offer.

     .    On July 14, 2000, we commenced the Offer.

13.  Purpose of the Offer; Plans for the Company.

     Purpose of the Offer. The purpose of the Offer is to acquire a majority of the total voting power of the Company. If we purchase 1,200,000 Shares in the Offer, we will hold (together with the Preferred Stock, which votes with the Common Stock, that we already own) approximately 52% of the total voting power of the Company.

     Plans for the Company. Effective upon the acceptance for payment of Shares pursuant to the Offer, we currently intend to elect two new individuals to the Company's board of directors, and to re-elect Messrs. Osborn and Cox and the three designated outside directors to the Company's board of directors. In addition, we plan to enter a two-year employment agreement with Mr. Daher, one of the designated outside directors. We have agreed to amend the Company's by-laws to require prior board approval of any transaction between the Company, on the one hand, and us or any of our affiliates, on the other hand, and not to repeal or modify that by-law for 24 months after its adoption without the approval of a majority of the designated outside directors.

     In connection with our consideration of the Offer, we have made a preliminary review of various potential business strategies that we intend to pursue if we acquire control of the Company. We expect these strategies to include acquiring other private companies in the casual dining segment and then considering strategic alternatives, including a public offering of the Purchaser.

     Except as described above or elsewhere in this Offer to Purchase, we have no present plans that relate to or would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (like a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any change in the Company's board of directors or management, any material change in the Company's capitalization, indebtedness or dividend policy or any other material change in the Company's corporate structure or business. Except as described above or elsewhere in this Offer to purchase, we have no present plans that relate to or would result in any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association or to become eligible for termination of registration under the Exchange Act.

14.  Extension of Tender Period; Termination; Amendment.

     We have the right (but are not obligated), in our sole discretion, to extend the period during which the Offer is open by giving oral or written notices of extension to the Depositary and by making a public announcement of the extension. We expressly reserve the right, in our sole discretion, to waive, amend or add any term or condition of or to the Offer.

     If we decrease the percentage of Shares being sought or increase or decrease the Offer Price and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of the increase or decrease is first published, sent or given in the manner specified below, we will extend the Offer until the expiration of the period of 10 business days. If we make a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition like the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

     We also reserve the right, in our sole discretion, in the event any of the conditions specified in Section 15--"Conditions of the Offer" shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or, except as described above, to terminate the Offer and not accept for payment or pay for Shares.

     If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and you may not withdraw these Shares except as otherwise provided in Section 4--"Withdrawal Rights." The reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires us to pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

     Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Business Wire. In the case of an extension of the Offer, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

15.  Conditions of the Offer.

     Notwithstanding any other provision of the Offer, we will not be required to accept for payment of or pay for any Shares tendered pursuant to the Offer, and may terminate the Offer, if

     .    the Minimum Condition has not been satisfied or waived,

     . the Offer would violate applicable law or any interpretation of the staff of the SEC,

     . there is or has been threatened any judicial or administrative proceeding that would prohibit us from completing the Offer, or

     . we have not received an opinion of counsel reasonably acceptable to us that the Company's by-laws have been duly amended to make the Louisiana Control Share Acquisition Statute inapplicable to the purchase of the Shares under the Offer.

     These conditions are for our sole benefit. We may assert them regardless of the circumstances giving rise to any of the conditions and we may waive them in whole or in part, at any time and from time to time, in our sole discretion.

     Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each right will be deemed an ongoing right which we may assert at any time and from time to time.

     A public announcement may be made of a material change in, or waiver of, these conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

     We acknowledge that the SEC believes that:

     . if we are delayed in accepting the Shares we must either extend the Offer or terminate the Offer and promptly return the Shares, and

     . the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to most required regulatory approvals.

16.  Legal Matters; Regulatory Approvals.

     General. We are not aware of any material pending legal proceeding relating to the Offer. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information about the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by our acquisition of Shares pursuant to the Offer, or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. If any approval or other action is required, we currently contemplate that, we will seek this approval or other action. We cannot assure that any approval or other action needed would be obtained or would be obtained without substantial conditions, or that if these approvals were not obtained or these other actions were not taken, adverse consequences might not result to the Company's business. In that event, we may not be required to purchase any Shares in the Offer. See Section 15--"Conditions of the Offer."

     Louisiana Takeover Statutes. The Louisiana Control Share Acquisition Statute provides that persons who acquire specified levels of voting stock may not exercise the vote unless the remaining shareholders vote to allow it. In the Confirmation Letter, the Company agreed to amend its by-laws to provide that the provisions of this statute do not apply to an acquisition of shares of the Company and that the Company will not rescind or modify the amendment to its by-laws at any time before the earlier of the termination of the Offer or 60 days after the commencement of the Offer.

     The Louisiana Fair Price Protection Statute requires a buyer to pay a price to all shareholders that is generally equal to the highest price paid to any shareholder.

     Antitrust in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission, specified acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and specified waiting period requirements have been satisfied. These requirements do not apply to the purchase of Shares under the Offer. At a meeting held on May 16, 2000, the board of directors of the Company amended the Company's by-laws to provide that the Louisiana Control Share Acquisition Statute does not apply to acquisitions of shares of the Company's stock.

17.  Fees and Expenses.

     We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, reimburse the Depository for its reasonable out-of-pocket expenses, and indemnify the Depository against certain liabilities and expenses in connection with the Offer, including certain liabilities under federal securities laws. Except as described herein, we will not pay any fees or commissions to any broker or dealer or to any other person in connection with the solicitation of tenders of Shares pursuant to the Offer. We will, on request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.  Miscellaneous.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. We may, however, in our discretion, take the action that we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, you should not rely on that information or representation as having been authorized.

     We have filed with the SEC a Schedule TO, together with exhibits furnishing additional information with respect to the Offer, and may file amendments to our Schedule TO. The Exchange

Act requires the Company, no later than 10 days from the date the Offer is first published, sent or given, to publish, send or give to you a statement disclosing its position with respect to the Offer or that is has no position or is unable to take a position with respect to the Offer. The board of directors of the Company has determined that the Offer is fair to the Company's shareholders from a financial point of view and that all shareholders should have the opportunity to take advantage of the Offer. In addition, as soon as practicable on the date that the Company first publishes, sends or gives to you its recommendation, it is required by the Exchange Act to file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, setting forth the recommendations of its board or directors with respect to the Offer with the reasons for its recommendations and furnishing additional related information. As described in Section 12 -"Background of the Offer; Past Contacts or Negotiations with the Company," the board of directors may withdraw its recommendation of the Offer if specified events occur. A copy of these documents, and any amendments or exhibits thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth above under Section 7-- "Information About the Company."

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of the Company or any of its subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                              Jacksonville Restaurant Acquisition Corp.

July 14, 2000

                                  SCHEDULE I

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

     The name, business address, business phone number, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser are set forth below. All directors and executive officers listed below are citizens of the United States.

                                    Positions Held with Purchaser, Present
Name, Business Address              Principal Occupation or Employment; Material
and Business Phone Number           Positions Held During the Past Five Years
-------------------------           -----------------------------------------
James W. Osborn ................    President and Director of Purchaser; President Cucos Inc.
211 Brighton Bay Trail              (November 5, 1999 to present), 110 Veterans Boulevard,
Jacksonville, FL 32246              Suite 222, Metairie, Louisiana 70005; Independent search
(904) 221-2242                      consultant d/b/a "Dick Wray Consultants" (1996 to
                                    present), 2211 Brighton Bay Trail, Jacksonville, Florida
                                    32246; Senior Vice President and Chief Operating Officer,
                                    Woody's Bar-B-Q, Inc. (January 1994 to September 1995),
                                    Jacksonville, Florida.

Calvin Cox .....................    Vice President and Director of Purchaser; Commercial real
634 Beachland Blvd.                 estate broker for Dale Sorenson Real Estate Inc. (October
Vero Beach, FL 32963                1999 to present), 3208 Cardinal Drive, Vero Beach,
(561) 231-6144                      Florida 32963,  for Real Estate Management Group
                                    (January 1998 to October 1998), 800 8th Street, Vero
                                    Beach, Florida 32960, for Dick Bird Realty (January 1997
                                    to January 1998),  847 20th Street, Vero Beach, Florida
                                    32960, and for John's Island Real Estate (January 1995 to
                                    January 1997), John's Island Drive, Vero Beach, Florida
                                    32963.

Dennis A. Grinn ................    Vice President and Director of Purchaser; Self-employed
5031 S.W. 170 Ave.                  stock trader for own account and administrative consultant
Ft. Lauderdale, FL 33331            for at least 5 years.
(954) 434-2534

Nicholas J. Damadeo ............    Secretary-Treasurer and Director of Purchaser;
14 Loft Road                        Attorney at law firm of Nicholas J. Damadeo, P.C. for at
Smithtown, NY 11787                 least 5 years.
(631) 382-7900

     Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                       The Depositary for the Offer is:

                            Hibernia National Bank

By Mail:                    By Overnight Courier:          By Hand:

P.O. Box 61540              313 Carondelet Street          313 Carondelet Street
New Orleans, LA  70161      New Orleans, LA  70130         7th Floor
                            Attention:  Trust Department   New Orleans, LA 70130

By Facsimile Transmission for                   For Confirmation by Telephone

   Eligible Institutions and                             (504) 533-5586
       Confirmation:
      (504) 533-2838

     You may direct questions or requests for assistance to James W. Osborn at the address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and related materials from Mary Ann Brockhaus as set forth below, and we will furnish them promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                                  Cucos Inc.
                            110 Veterans Boulevard
                                   Suite 222
                          Metairie, Louisiana 70005

     James W. Osborn                                        Mary Ann Brockhaus
     (504) 835-0306                                         (504) 836-3111